ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-171806 Dated September 26, 2011
Royal Bank of Canada Trigger Yield Optimization Notes $● Notes Linked to the SPDR® S&P 500® ETF Trust due on or about March 30, 2012
Investment Description
Trigger Yield Optimization Notes (the “Notes”) are unsecured and unsubordinated notes issued by Royal Bank of Canada linked to the performance of the SPDR® S&P 500® ETF Trust (the “Reference Equity”).  The issue price of the Notes will be equal to the closing price of the Reference Equity on the trade date (the “initial price”). On a monthly basis, Royal Bank of Canada will pay you a coupon regardless of the performance of the Reference Equity. At maturity, Royal Bank of Canada will either pay you the principal amount per Note or, if the closing price of the Reference Equity on the final valuation date is below the trigger price, Royal Bank of Canada will deliver to you one share of the Reference Equity for each Note you then own (subject to adjustments in the case of certain corporate events described in the product prospectus supplement under “General Terms of the Notes — Anti-Dilution Adjustments”).

Investing in the Notes involves significant risks. You may lose some or all of your principal amount. In exchange for receiving a coupon on the Notes, you are accepting the risk of receiving shares of the Reference Equity at maturity that are worth less than the principal amount of your Notes and the credit risk of Royal Bank of Canada for all payments under the Notes. Generally, the higher the coupon rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.  If Royal Bank of Canada were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features	Key Dates1
❑   Income— Regardless of the performance of the Reference Equity, Royal Bank of Canada will pay you a monthly coupon. In exchange for receiving the monthly coupon on the Notes, you are accepting the risk of receiving shares of the Reference Equity at maturity that are worth less than your principal amount and the credit risk of Royal Bank of Canada for all payments under the Notes.

❑   Contingent Repayment of Principal at Maturity— If the price of the Reference Equity does not close below the trigger price on the final valuation date, Royal Bank of Canada will pay you the principal amount at maturity, and you will not participate in any appreciation or depreciation in the value of the Reference Equity. If the price of the Reference Equity closes below the trigger price on the final valuation date, Royal Bank of Canada will deliver to you one share of the Reference Equity per Note at maturity, which is expected to be worth significantly less than your principal amount and may have no value at all. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Royal Bank of Canada.

Trade Date1                                                                                           September 28, 2011
Settlement Date1                                                                                September 30, 2011
Final Valuation Date2                                                                        March 26, 2012
Maturity Date2                                                                                      March 30, 2012
1          Expected.  In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains approximately the same.
2          Subject to postponement in the event of a market disruption event and as described under “General Terms of the Notes — Payment at Maturity” in the accompanying product prospectus supplement no. TYON-1.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE REFERENCE EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF ROYAL BANK OF CANADA.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5, THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE PS-4 OF THE PRODUCT PROSPECTUS SUPPLEMENT NO. TYON-1 AND UNDER ‘‘RISK FACTORS’’ BEGINNING ON PAGE S-5 OF THE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering
This free writing prospectus relates to Trigger Yield Optimization Notes we are offering linked to the SPDR® S&P 500® ETF Trust.   The coupon rate, initial price and trigger price of the Notes will be determined on the trade date. The Notes will be offered at a minimum investment equal to the initial price, which will be determined on the trade date.  Coupons will be paid monthly in arrears in six equal installments.

Reference Equity	Coupon Rate per Annum	Total Coupon Payable	Initial Price	Trigger Price	CUSIP	ISIN
SPDR® S&P 500® ETF Trust (SPY)	7.25% to 9.25%	3.625% to 4.625%	$●	75% of Initial Price	78010W863	US78010W8635
See “Additional Information about Royal Bank of Canada and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated January 28, 2011, the prospectus supplement dated January 28, 2011, product prospectus supplement no. TYON-1 dated March 1, 2011 and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product prospectus supplement no. TYON-1.  Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of the Notes	Total	Per Note	Total	Per Note	Total	Per Note
SPDR® S&P 500® ETF Trust	h	100%	h	1%	h	99%
(1) The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-15 of the accompanying product prospectus supplement no. TYON-1.

(2) UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the trade date.  In no event will the commission received by UBS exceed 1% of the principal amount of each Note.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

UBS Financial Services Inc.	RBC Capital Markets, LLC

Additional Information about Royal Bank of Canada and the Notes
Royal Bank of Canada has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product prospectus supplement no. TYON-1 and this free writing prospectus if you so request by calling toll-free 866-609-6009.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product prospectus supplement no. TYON-1 dated March 1, 2011.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product prospectus supplement no. TYON-1, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦	Product prospectus supplement no. TYON-1 dated March 1, 2011: http://www.sec.gov/Archives/edgar/data/1000275/000121465911000696/s228114424b5.htm

♦	Prospectus supplement dated January 28, 2011: http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

♦	Prospectus dated January 28, 2011: http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to Royal Bank of Canada.

Investor Suitability
The Notes may be suitable for you if, among other considerations:

♦    You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦    You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as an investment in the Reference Equity.

♦    You believe the final price of the Reference Equity is not likely to be below the trigger price and, if it is, you can tolerate receiving shares of the Reference Equity at maturity worth less than your principal amount or that may have no value at all.

♦    You understand and accept that you will not participate in any appreciation in the price of the Reference Equity and that your return on the Notes is limited to the coupons paid.

♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Reference Equity.

♦    You are willing and able to hold the Notes to maturity, a term of approximately six months.

♦    You are willing to invest in Notes for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which RBC Capital Markets, LLC, which we refer to as “RBCCM,” is willing to trade the Notes.

♦    You would be willing to invest in the Notes if the coupon rate was set equal to the lower end of the range indicated on the cover hereof (the actual coupon rate for the Notes will be determined on the trade date).

♦    You are willing to assume the credit risk of Royal Bank of Canada for all payments under the Notes, and understand that, if Royal Bank of Canada defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

    The Notes may not be suitable for you if, among other considerations:

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦    You require an investment designed to provide a full return of principal at maturity.

♦    You are not willing to make an investment that may have the same downside market risk as an investment in the Reference Equity.

♦    You believe the final price of the Reference Equity is likely to be below the trigger price, which could result in a total loss of your initial investment.

♦    You cannot tolerate receiving shares of the Reference Equity at maturity worth less than your principal amount or that may have no value at all.

♦    You seek an investment that participates in the appreciation in the price of the Reference Equity or that has unlimited return potential.

♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside price fluctuations of the Reference Equity.

♦   You would not be willing to invest in the Notes if the coupon rate was set equal to the lower end of the range indicated on the cover hereof (the actual coupon rate for the Notes will be set on the trade date).

♦    You seek an investment for which there will be an active secondary market.

♦    You are unable or unwilling to hold the Notes to maturity, a term of approximately six months.

♦    You are not willing to assume the credit risk of Royal Bank of Canada for all payments under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus and “Risk Factors” in the accompanying product prospectus supplement no. TYON-1 for risks related to an investment in the Notes.

Indicative Terms of the Notes1
Issuer:	Royal Bank of Canada
Issue Price per Note:	Equal to 100% of the principal amount per Note.
Principal Amount per Note:	Equal to the initial price (as defined below) of the Reference Equity.
Term2:	Approximately six months.
Reference Equity:	The shares of the SPDR® S&P 500® ETF Trust.
Coupon Payment:	The coupon payments will be made in six equal installments regardless of the performance of the Reference Equity. The coupon rate per annum for the Notes is expected to be between 7.25% and 9.25%.
Total Coupon Payable:	The total coupon payable for the Notes is expected to be between 3.625% to 4.625%.
1st Installment through 6th Installment:	Between 0.6042% and 0.7708% of the principal amount per Note. The actual installment amount will be based on the coupon rate per annum and set on the trade date.
Trigger Price:	75% of the initial price
Payment at Maturity:
➢     If the final price of the Reference Equity is not below the trigger price on the final valuation date, we will pay you at maturity an amount in cash equal to your principal amount.

➢     If the final price of the Reference Equity is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the Reference Equity for each Note you own.

Closing Price:	On any trading day, the last reported sale price of the Reference Equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price:	The closing price of the Reference Equity on the trade date.
Final Price:	The closing price of the Reference Equity on the final valuation date.

1 Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
2 In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains approximately the same.

Coupon Payment Dates
Coupons will be paid in arrears in six equal monthly installments on the coupon payment dates listed below.
October 31, 2011	January 31, 2012
November 30, 2011	February 29, 2012
December 30, 2011	March 30, 2012
Investment Timeline
Trade Date:
The initial price and the trigger price of the Reference Equity are determined and the coupon rate on the Notes is set.

The issue price per Note is set equal to the initial price of the Reference Equity.

Monthly (including at Maturity):	Royal Bank of Canada pays the applicable coupon payments.

Maturity Date:	The final price is determined as of the final valuation date.
If the final price of the Reference Equity is not below the trigger price on the final valuation date, we will pay you an amount in cash equal to your principal amount.
If the final price of the Reference Equity is below the trigger price on the final valuation date, we will deliver to you one share of the Reference Equity for each Note you own.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT AS YOU MAY RECEIVE SHARES AT MATURITY THAT ARE WORTH LESS THAN YOUR PRINCIPAL AMOUNT OR HAVE NO VALUE AT ALL.  ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF ROYAL BANK OF CANADA.  IF ROYAL BANK OF CANADA WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Equity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product prospectus supplement no. TYON-1. We also urge you to consult your investment, legal, tax, accounting and other advisors before investing in the Notes.

Risks Relating to the Notes Generally

♦
Your Investment in the Notes May Result in a Loss:  The Notes differ from ordinary debt securities in that Royal Bank of Canada will not necessarily pay the full principal amount of the Notes at maturity. Royal Bank of Canada will only pay you the principal amount of your Notes in cash if the final price of the Reference Equity is greater than or equal to the trigger price. If the final price of the Reference Equity is below the trigger price, Royal Bank of Canada will deliver to you at maturity one share of the Reference Equity for each Note that you own instead of the principal amount in cash. If you receive shares of Reference Equity at maturity, the value of those shares is expected to be significantly less than the principal amount of the Notes or may have no value at all.

♦
The Coupon Rate Per Annum Payable on the Notes Will Reflect in Part the Volatility of the Reference Equity, and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity: “Volatility” refers to the frequency and magnitude of changes in the price of the Reference Equity.  The greater the volatility of the Reference Equity, the more likely it is that the price of the Reference Equity could close below its trigger price on the final valuation date, which would result in the loss of some or all of your principal. This risk will generally be reflected in a higher coupon rate per annum payable the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the coupon rate per annum is set on the trade date, the Reference Equity's volatility can change significantly over the term of the Notes, and may increase. The price of the Reference Equity could fall sharply as of the final valuation date, which could result in a significant loss of principal.

♦
Contingent Repayment of Principal Applies Only at Maturity: You should be willing to hold your Notes to maturity.  If you are able to sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment, even if the price of the Reference Equity is above the trigger price.

♦
Credit Risk of Royal Bank of Canada: The Notes are unsubordinated and unsecured debt obligations of Royal Bank of Canada and are not, either directly or indirectly, an obligation of any third party.  Any payments to be made on the Notes, including any repayment of principal, depends on the ability of Royal Bank of Canada to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of Royal Bank of Canada may affect the market value of the Notes and, in the event Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

♦
Holders of the Notes Should Not Expect to Participate in any Appreciation of the Reference Equity, and Your Return on the Notes is Expected to be Limited to the Coupon Paid on the Notes: Despite being exposed to the risk of a decline in the price of the Reference Equity, you should not expect to participate in any appreciation in the price of the Reference Equity. Any positive return on the Notes is expected to be limited to the coupon payable. Accordingly, if the final price is greater than the initial price, your return on the Notes at maturity may be less than your return on a direct investment in the Reference Equity or on a similar security that allows you to participate in the appreciation of the price of the Reference Equity. In contrast, if the final price is less than the trigger price, we will deliver to you at maturity for each Note you own shares of the Reference Equity which will be worth less than the trigger price as of the final valuation date and that are unlikely to be worth more than the principal amount as of the maturity date, in which case you may lose your entire investment. As a result, the return on the Notes as of the maturity date is expected to be limited to the coupon rate per annum.

♦
Single ETF Risk: The price of the Reference Equity can rise or fall sharply due to factors specific to the S&P 500® Index which underlies the Reference Equity (the “Underlying Index’’), such volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose securities make up the components of the Underlying Index and Reference Equity. We urge you to review the financial and other information regarding the Reference Equity filed periodically with the SEC.

♦
Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment at maturity for the offered Notes described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Royal Bank of Canada or its affiliates will be willing to purchase the Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your Notes to maturity.

♦
Dividend Payments or Voting Rights: As a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Equity would have.

♦
Owning the Notes Is Not the Same as Owning the Reference Equity: The return on your Notes may not reflect the return you would realize if you actually owned the Reference Equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the term of the Notes.  Further, the Reference Equity may appreciate over the term of the Notes and you will not participate in any such appreciation, which could be significant.

♦
The Value of the Reference Equity May Not Completely Track the Value of the Securities in which the Exchange Traded Fund Invests — Although the trading characteristics and valuations of the Reference Equity will usually mirror the characteristics and valuations of the securities in which such exchange traded fund invests, its value may not completely track the value of such securities. The value of the Reference Equity will reflect transaction costs and fees that the securities in which that exchange traded fund invests do not have. In addition, although the Reference Equity may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the Reference Equity or that there will be liquidity in the trading market.

♦
Fluctuation of Net Asset Value — The net asset value (the ‘‘NAV’’) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the Reference Equity may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the Reference Equity may differ from its NAV per share; the Reference Equity may trade at, above or below its NAV per share.

♦
Failure of the Reference Equity to Track the Level of the Underlying Index — While the Reference Equity is designed and intended to track the level of the Underlying Index, various factors, including fees and other transaction costs, will prevent the Reference Equity from correlating exactly with changes in the level of the Underlying Index. Accordingly, the performance of the Reference Equity will not be equal to the performance of its underlying index during the term of the Notes.

♦
Lack of Liquidity: The Notes will not be listed on any securities exchange.  RBCCM intends to offer to purchase the Notes in the secondary market, but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM is willing to buy the Notes.

♦
Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦
Potentially Inconsistent Research, Opinions or Recommendations by RBCCM, UBS or Their Affiliates: RBCCM, UBS or their affiliates may publish research, express opinions or provide recommendations as to the Reference Equity or the Underlying Index that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Reference Equity, and therefore the market value of the Notes.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦
Potential Royal Bank of Canada Impact on Price: Trading or transactions by Royal Bank of Canada or its affiliates in the Reference Equity or the Underlying Index, or in futures, options, exchange-traded funds or other derivative products on the Reference Equity or the Underlying Index may adversely affect the market value of the Reference Equity, the closing price of the Reference Equity, and, therefore, the market value of the Notes.

♦
Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the closing price of the Reference Equity on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦	the actual and expected volatility of the price of the Reference Equity;

♦	the time to maturity of the Notes;

♦	the dividend rate on the Reference Equity and the securities included in the Underlying Index;

♦	interest and yield rates in the market generally;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	the occurrence of certain events to the Reference Equity that may or may not require an adjustment to the terms of the Notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦
The Anti-Dilution Protection for the Reference Equity Is Limited: The calculation agent will make adjustments to the initial price and the trigger price for certain events affecting the shares of the Reference Equity. However, the calculation agent will not be required to make an adjustment in response to all events that could affect the Reference Equity. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Examples
The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Equity relative to its initial price. Royal Bank of Canada cannot predict the final price of the Reference Equity. You should not take these examples as an indication or assurance of the expected performance of the Reference Equity. The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the Payment at Maturity per Note on a hypothetical offering of the Notes, based on the following assumptions*:

Term: Hypothetical initial price of the Reference Equity**: Hypothetical trigger price: Principal Amount:	Approximately six months $100.00 per share $75.00 (75.00% of the hypothetical initial price) $100.00 per Note (set equal to the hypothetical initial price)
Hypothetical coupon rate per annum***:	8.50% ($0.7083 per month)
Hypothetical total coupon payable:	4.25%
Hypothetical Dividend yield on the Reference Equity****:	2.00% over the term of the Notes (based on 4.00% per annum)

*
May not be the actual coupon rate per annum, initial price, principal amount or trigger price applicable to the Notes. The actual coupon rate in respect of Coupon Payments, the initial price, the principal amount and the trigger price for the Notes will be determined on the trade date.

**
The hypothetical initial price of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the expected actual initial price for the Reference Equity. For recent actual prices of the Reference Equity, see “Information About the Reference Equity,” beginning on page 10.

***	Coupon payment will be paid in arrears in equal monthly installments during the term of the Notes.
****	Hypothetical dividend yield holders of the Reference Equity might receive over the term of the Notes. Holders of the Notes will not be entitled to any dividend payments made on the Reference Equity.

Scenario #1: The final price of the Reference Equity is not below the hypothetical trigger price of $75.00.
Since the final price of the Reference Equity is not below the hypothetical trigger price of $75.00, Royal Bank of Canada will pay you at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the Reference Equity if the price appreciation of the Reference Equity (plus dividends, if any) is less than 4.25%.

If the closing price of the Reference Equity on the final valuation date is $100.00 (no change in the price of the Reference Equity):
Payment at Maturity	$100.00
Coupons:	$4.25	($0.7083 × 6 = $4.25)
Total:	$104.25
Total Return on the Notes:	4.25%
In this example, the total return on the Notes is 4.25%, while the total return on the Reference Equity is 2.00% (including dividends).
If the closing price of the Reference Equity on the final valuation date is $130.00 (an increase of 30%):
Payment at Maturity	$100.00
Coupons:	$4.25	($0.7083 × 6 = $4.25)
Total:	$104.25
Total Return on the Notes:	4.25%
In this example, the total return on the Notes is 4.25%, while the total return on the Reference Equity is 32.00% (including dividends).
If the closing price of the Reference Equity on the final valuation date is $85.00 (a decline of 15%):
Payment at Maturity	$100.00
Coupons:	$4.25	($0.7083 × 6 = $4.25)
Total:	$104.25
Total Return on the Notes:	4.25%
In this example, the total return on the Notes is 4.25%, while the total return on the Reference Equity is a loss of 13.00% (including dividends).

Scenario #2: The final price of the Reference Equity is below the hypothetical trigger price of $75.00.

Since the final price of the Reference Equity is below the hypothetical trigger price of $75.00, Royal Bank of Canada will deliver to you at maturity one share of the Reference Equity for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the Reference Equity on the maturity date, and could result in the loss of some or all of your principal.

If the closing price of the Reference Equity on the maturity date is $60.00 (a decline of 40%):

Value of each share received:	$60.00
Coupons:	$4.25	($0.7083 × 6 = $4.25)
Total:	$64.25
Total Return on the Notes:	-35.75%
In this example, the total return on the Notes is a loss of 35.75%, while the total return on the Reference Equity is a loss of 38.00% (including dividends).

Hypothetical Return Table at Maturity
The table below is based on the following assumptions*

Term:	Approximately six months
Coupon rate per annum **:	8.50% (or $0.7083 per monthly period)
Total Coupon Payable:	4.25%
Initial price***:	$100.00 per share
Trigger price:	$75.00 (75.00% of the initial price)
Principal amount:	$100.00 per Note (set equal to the initial price)
Dividend yield on the Reference Equity****:	2.00% over the term of the Notes (based on 4.00% per annum)

*	Actual coupon rate and terms for the Notes will be set on the trade date.
**	Coupon payment will be paid in arrears in six equal monthly installments during the term of the Notes on an unadjusted basis.
***
The initial price of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent the expected actual initial price for the Reference Equity. For recent actual prices of the Reference Equity, see “Information About the Reference Equity,” beginning on page 10.

****	Dividend yield assumed received by holders of the Reference Equity during the term of the Notes.
Reference Equity			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Share Price(3)	Share Price Return	Total Return on the Reference Equity at Maturity(4)	Payment at Maturity + Coupon Payments	Total Return on the Notes at Maturity(5)	Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)
$150.00	50.00%	52.00%	$104.25	4.25%	n/a	n/a
$145.00	45.00%	47.00%	$104.25	4.25%	n/a	n/a
$140.00	40.00%	42.00%	$104.25	4.25%	n/a	n/a
$135.00	35.00%	37.00%	$104.25	4.25%	n/a	n/a
$130.00	30.00%	32.00%	$104.25	4.25%	n/a	n/a
$125.00	25.00%	27.00%	$104.25	4.25%	n/a	n/a
$120.00	20.00%	22.00%	$104.25	4.25%	n/a	n/a
$115.00	15.00%	17.00%	$104.25	4.25%	n/a	n/a
$110.00	10.00%	12.00%	$104.25	4.25%	n/a	n/a
$105.00	5.00%	7.00%	$104.25	4.25%	n/a	n/a
$100.00	0.00%	2.00%	$104.25	4.25%	n/a	n/a
$95.00	-5.00%	-3.00%	$104.25	4.25%	n/a	n/a
$90.00	-10.00%	-8.00%	$104.25	4.25%	n/a	n/a
$85.00	-15.00%	-13.00%	$104.25	4.25%	n/a	n/a
$80.00	-20.00%	-18.00%	$104.25	4.25%	n/a	n/a
$75.00	-25.00%	-23.00%	$104.25	4.25%	n/a	n/a
$70.00	-30.00%	-28.00%	n/a	n/a	$74.25	-25.75%
$65.00	-35.00%	-33.00%	n/a	n/a	$69.25	-30.75%
$60.00	-40.00%	-38.00%	n/a	n/a	$64.25	-35.75%
$55.00	-45.00%	-43.00%	n/a	n/a	$59.25	-40.75%
$50.00	-50.00%	-48.00%	n/a	n/a	$54.25	-45.75%
$45.00	-55.00%	-53.00%	n/a	n/a	$49.25	-50.75%
$40.00	-60.00%	-58.00%	n/a	n/a	$44.25	-55.75%
$35.00	-65.00%	-63.00%	n/a	n/a	$39.25	-60.75%
$30.00	-70.00%	-68.00%	n/a	n/a	$34.25	-65.75%
(1)	A trigger event does not occur if the final price of the Reference Equity is not below the trigger price.
(2)	A trigger event occurs if the final price of the Reference Equity is below the trigger price.
(3)
The final share price is shown as of the final valuation date, if the final price of the Reference Equity is not below the trigger price. However, if the final price of the Reference Equity is below the trigger price, the final share price is shown as of the final valuation date and the maturity date.  The final share price range is provided for illustrative purposes only. The actual share price return may be below -70.00%, and you therefore may lose up to 100% of your initial investment.

(4)	The total return at maturity on the Reference Equity assumes a dividend yield on the Reference Equity of 2.00% over the term of the Notes.
(5)	The total return at maturity on the Notes includes coupon payments received during the term of the Notes.
(6)	Payment will consist, in part, of shares of the Reference Equity valued and delivered as of the maturity date.
(7)
If a trigger event occurs, the total return on the Notes at maturity will only be positive in the event that the market price of the Reference Equity on the maturity date is substantially greater than the final price of the Reference Equity on the final valuation date. Such an increase in price is not likely to occur.

What Are the Tax Consequences of the Notes?
U.S. Federal Income Tax Consequences

Set forth below is a summary of certain U.S. federal income tax consequences relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement, the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement and the section entitled “Tax Consequences” in the accompanying prospectus, which you should carefully review prior to investing in the Notes.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the Notes for U.S. federal income tax purposes as an investment unit consisting of (i) a non-contingent debt instrument subject to the rules governing short-term debt instruments issued by us to you (the “Short-Term Debt Portion”) and (ii) a put option with respect to the Reference Equity written by you and purchased by us (the “Put Option”).

Short-Term Debt Portion—Amounts treated as interest on the Short-Term Debt Portion would be subject to general rules governing interest payments on short-term debt securities and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who so elect) on either a straight-line basis or under the constant-yield method, based on daily compounding. Cash-basis taxpayers (who do not elect to accrue interest currently) would include interest in income upon receipt of such interest.

Put Option—Amounts treated as payment for the Put Option would generally be deferred and accounted for upon sale or maturity of the Notes. At maturity, the amounts treated as payment for the Put Option (i) would likely result in short-term capital gain if you were to receive a cash payment of the full principal amount of your Notes, (ii) would reduce the U.S. federal income tax basis of the shares of Reference Equity you receive if we were to exchange your Notes for shares of the Reference Equity, or (iii) would reduce the amount you are treated as paying us upon settlement of the Put Option if you were to receive a cash payment of less than the full principal amount of your Notes.

With respect to coupon payments you receive, we intend to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Reference Equity	Coupon Rate per Annum (to be determined on trade date)	Interest on Debt Component per Annum	Put Option Component per Annum
SPDR® S&P 500® ETF Trust	7.25% to 9.25%	• %	• %

There is no judicial or administrative authority discussing how the Notes should be treated for U.S. federal income tax purposes. Therefore, other treatments would also be reasonable and the Internal Revenue Service might assert that treatment other than that described above is more appropriate, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected.  In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments. According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject.  While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.  You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Please see the discussion under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-30 in the accompanying product prospectus supplement for a further discussion of the U.S. federal income tax consequences of an investment in the Notes.

Canadian Federal Income Tax Consequences

In the opinion of Norton Rose OR LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on a Note that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder (as that term is defined in the section entitled “Tax Consequences — Canadian Taxation” in the accompanying prospectus) will not be subject to Canadian non-resident withholding tax provided the Reference Equity of the Note is not a proxy for the profit of Royal Bank of Canada, as described in and subject to the qualifications set out in the section entitled “Tax Consequences — Canadian Taxation” in the accompanying prospectus.

For a further discussion of the material Canadian federal income tax consequences relating to an investment in the Notes, please see the section entitled “Supplemental Discussion of Canadian Tax Consequences” in the accompanying product prospectus supplement, the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement, and the section entitled “Tax Consequences” in the accompanying prospectus, which you should carefully review prior to investing in the Notes.

Information About the Reference Equity
Included on the following pages is a brief description of the issuer of the Reference Equity. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the Reference Equity. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the Reference Equity as an indication of future performance.

The Reference Equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”). Companies with securities registered under the Exchange Act and the Investment Company Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Reference Equity with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Reference Equity under the Exchange Act can be located by reference to its SEC Central Index Key (“CIK”) number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in outside sources.

SPDR® S&P 500® ETF Trust
Information concerning the SPDR® S&P 500® ETF Trust (the “SPDR Trust”) filed with the SEC under the Securities Act, and the Investment Company Act, can be located by reference to SEC file numbers 033-46080 and 811-06125, respectively. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this free writing prospectus.
The SPDR Trust seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index. To maintain the correspondence between the composition and weightings of stocks held by the SPDR Trust and component stocks of the S&P 500® Index, the SPDR Trust adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The SPDR Trust utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the S&P 500® Index. The SPDR Trust seeks to invest in substantially all of the securities that comprise the S&P 500® Index. The SPDR Trust typically earns income from dividends from securities held by the SPDR Trust. These amounts, net of expenses and taxes (if applicable), are passed along to the SPDR Trust’s shareholders as “ordinary income.” In addition, the SPDR Trust realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the SPDR Trust will be calculated based only on the share price of the SPDR Trust, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the SPDR Trust or any equivalent payments.

The shares of the SPDR Trust trade on the NYSE Arca under the symbol “SPY.”

The S&P 500® Index

All disclosures contained in this free writing prospectus regarding the S&P 500® Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the S&P 500® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P 500® Index. None of us, the calculation agent, or the agents accepts any responsibility for the calculation, maintenance or publication of the S&P 500® Index or any successor index.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the U.S. equity market. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. On September 23, 2011, the average market capitalization of the companies included in the S&P 500® Index was $20.68 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $374.82 billion, and the smallest component of the S&P 500® Index had a market capitalization of $0.75 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of September 23, 2011, indicated in parentheses: Consumer Discretionary (10.88%); Consumer Staples (11.58%); Energy (11.53%); Financials (13.41%); Health Care (12.01%); Industrials (10.27%); Information Technology (19.88%); Materials (3.30%); Telecommunication Services (3.22%); and Utilities (3.93%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the maturity payment amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Historical Information

The following table sets forth the quarterly intra-day high, intra-day low and period-end closing prices for this Reference Equity, based on daily closing prices on the NYSE Arca, as reported by Bloomberg.  The closing price of this Reference Equity on September 23, 2011 was $113.54.  The historical performance of this Reference Equity should not be taken as an indication of the future performance of the Reference Equity during the term of the Notes.

Quarter Begin	Quarter End	Quarterly Intra-Day High	Quarterly Intra-Day Low	Quarterly Period-End Close
1/1/2008	3/31/2008	$146.99	$126.00	$131.89
4/1/2008	6/30/2008	$144.30	$127.04	$128.04
7/1/2008	9/30/2008	$131.50	$110.97	$116.54
10/1/2008	12/31/2008	$116.69	$74.35	$90.33
1/2/2009	3/31/2009	$94.45	$67.10	$79.44
4/1/2009	6/30/2009	$96.11	$78.33	$91.92
7/1/2009	9/30/2009	$108.06	$87.01	$105.56
10/1/2009	12/31/2009	$113.03	$101.99	$111.44
1/1/2010	3/31/2010	$118.10	$104.58	$116.99
4/1/2010	6/30/2010	$122.12	$102.88	$103.22
7/1/2010	9/30/2010	$115.79	$101.13	$114.12
10/1/2010	12/31/2010	$126.20	$106.46	$125.78
1/3/2011	3/31/2011	$134.69	$125.28	$132.51
4/1/2011	6/30/2011	$137.17	$126.19	$131.97
7/1/2011	9/23/2011*	$135.70	$110.27	$113.54

*As of the date of this free writing prospectus, available information for the third calendar quarter of 2011 includes data for the period from July 1, 2011 through September 23, 2011.  Accordingly, the “Quarterly Intra-Day High,” “Quarterly Intra-Day Low” and “Quarterly Period-End Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2011.

The graph below illustrates the performance of this Reference Equity from September 23, 2007 to September 23, 2011, assuming an initial price of $113.54, which was the closing price of the Reference Equity on September 23, 2011, and a trigger price equal to 75% of the initial price (the actual initial price and trigger price will be determined on the trade date).

HISTORIC PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE
Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

Supplemental Plan of Distribution
We have agreed to indemnify UBS Financial Services Inc. and RBCCM against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. and RBCCM may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus.  We will agree that UBS Financial Services Inc. may sell all or a part of the Notes that it will purchase from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed under Rule 424(b)(2) containing the final pricing terms of the Notes.

Subject to regulatory constraints and market conditions, RBCCM intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and RBCCM and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-12 of the accompanying product prospectus supplement no. TYON-1.

Terms Incorporated in Master Note
The terms appearing above under the caption “Indicative Terms of the Notes” and the provisions in the accompanying product prospectus supplement no. TYON-1 dated March 1, 2011 under the caption “General Terms of the Notes”, are incorporated into the master note issued to DTC, the registered holder of the Notes.